GOLDCORP

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP EARNINGS MORE THAN DOUBLE IN THE FIRST QUARTER

VANCOUVER, BRITISH COLUMBIA, May 4, 2011 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported operating cash flows of $586 million for the first quarter of 2011 based on gold production of 637,600 ounces at a total cash cost[1] of $188 per ounce. Reported net earnings from continuing operations in the quarter were $651 million compared to $232 million in the first quarter of 2010. Adjusted net earnings from continuing operations[2] were $397 million, or $0.50 per share, compared to $159 million, or $0.22 per share, in the first quarter of 2010.

First Quarter 2011 Highlights

- Revenues increased 69% over the 2010 first quarter, to $1.2 billion, on gold sales of 627,300 ounces.

- Operating cash flow increased 108% over the 2010 first quarter, to $586 million or $0.73 per share.

- Adjusted net earnings increased 150% over the 2010 first quarter, to $397 million or $0.50 per share.

- Average realized gold price increased 26% over the 2010 first quarter, to $1,394 per ounce.

- Gold and silver sales account for 86% of first quarter revenues.

- Cash costs totaled $188 per ounce on a by-product basis and $504 per ounce on a co-product basis.

- After investment of $352 million capital in growth projects and existing mines, free cash flow[3] totaled $234 million for the quarter.

- Dividends paid amounted to $75 million.

- Quarter end cash balance of $1.3 billion; net cash position of $575 million.

- Cerro Negro feasibility study update enhances gold production growth profile.

- Positive study results at Éléonore and Cochenour projects advance development of next generation Canadian growth projects.

"Operational strength throughout Goldcorp's mine portfolio and a record high realized gold price resulted in a strong first quarter and a great start to 2011," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Growth in adjusted earnings and cash flow of 150% and 108%, respectively, from the first quarter of 2010, while realized gold prices increased 26% over the same period, highlights the strong leverage to gold price enjoyed by Goldcorp shareholders. Operationally, Red Lake Mine in Ontario anchored solid gold production while another record performance at Los Filos in Mexico further established its position as a key contributor to our asset portfolio. Our first quarter gold production at a cash cost of just $188 per ounce on a by-product basis was driven by continued work on cost containment throughout the organization in light of inflationary pressures as well as strong by-product metals prices. We remain comfortable with 2011 gold production guidance of between 2.65 million and 2.75 million ounces of gold, but if the improving trend in cash costs continues we may revisit our guidance of between $280 - $320 per ounce cash costs as the year progresses. Amid the current precious metals price environment, Goldcorp continues to provide the best gold margins in the industry. Also during the first quarter, we were pleased to present detailed development plans for Cerro Negro, Éléonore and Cochenour - three important new growth projects that will anchor our 60% growth in gold production to 4 million ounces in 2015."

Financial Review

Gold sales in the first quarter were 627,300 ounces on production of 637,600 ounces. This compares to sales of 544,200 ounces on production of 600,100 ounces in the first quarter of 2010. Total cash costs were $188 per ounce of gold on a by-product basis. On a co-product basis, cash costs were $504 per ounce.

Reported net earnings from continuing operations in the quarter were $651 million compared to $232 million in the first quarter of 2010. Adjusted net earnings from continuing operations in the first quarter totaled $397 million, or $0.50 per share, compared to $159 million or $0.22 per share, in the first quarter of 2010. Adjusted net earnings primarily exclude the gains from the foreign exchange translation of future income tax liabilities and the disposition of the Osisko shares, the two mark to market losses relating to a term silver sales contract and the conversion feature of convertible senior notes but include the impact of non-cash stock option expenses which amounted to approximately $22 million or $0.03 per share for the quarter. Operating cash flow was $586 million compared to $282 million in last year's first quarter. Included in the operating cash flows is a non-cash working capital add back of $108 million of current income taxes payable which will be paid over the balance of 2011. Gold margin[4] was $1,206 per ounce of gold sold.

Mexico: Peñasquito Reaches Design Capacity; Los Filos Sets Another Production Record

On March 30, 2011, Peñasquito achieved its designed milling capacity of 130,000 tonnes per day. Mill throughput averaged 94,400 tonnes per day for the month of March. Second quarter activities will be directed towards stabilizing plant performance at full capacity of 130,000 tpd. Gold and silver production totaled 57,600 and 4,374,400 ounces, respectively, for the first quarter. Lead and zinc production for the first quarter totaled 36.5 million pounds and 55.6 million pounds, respectively. Strong by-product silver, lead, and zinc credits contributed to by-product cash costs during the quarter of negative $1,488 per ounce of gold.

Exploration drilling commenced early in the second quarter of 2011, with the main objectives being to test the continuity of the gold, silver, zinc, and lead manto resources and the extension of the underground potential below and outside of the Peñasquito open pit.

Record quarterly gold production of 94,600 ounces at Los Filos during the first quarter was 11% higher than the previous quarter.   Increased ore processed through the crushing and agglomeration plant drove higher grades and recoveries. Construction of a fourth stage of the heap leach pad commenced during the fourth quarter of 2010 and is on target for completion late in the second quarter of 2011. Plans for further expansion of leaching capacity at Los Filos are under development amid continued ongoing successful gold reserve additions.

Canada: New Opportunities at Long-Lived Gold Mines

At Red Lake, gold production was 186,100 ounces during the first quarter at total cash costs of $322 per ounce. During the quarter, accelerated diamond drilling activities continued to successfully extend the High Grade Zone below the 52 level.   A significant amount of exploration and development is also continuing to bring the Upper Red Lake and Far East zones into sustained production, both as alternate sources of ore and to complement the fill the mills program.

First quarter gold production at Musselwhite in Ontario was 67,300 ounces at a total cash cost of $621 per ounce. Exploration in the first quarter of 2011 focused on further definition of the Lynx zone, both from surface and underground drill platforms. Surface drilling was conducted at 0.8km and 1.2km north of the resource boundary of the Lynx zone, targeting the down plunge extent to provide confirmation of the Lynx projection. Underground drilling has focused on extending the Lynx resource to the north and south.

At Porcupine in Ontario, gold production during the first quarter totaled 59,800 ounces at a total cash cost of $733 per ounce. The Hoyle Pond Deep project continued to progress, the completion of which will enable access to newly-discovered zones of gold mineralization and enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex.

Commitment to Sustainable Prosperity Continues in Guatemala

At Marlin in Guatemala gold production was 77,800 ounces at a total cash cost of negative $324 per ounce. Silver production totaled 1,769,000 ounces. Gold and silver production was 16% and 18% lower than the fourth quarter 2010, respectively.

Operations at Marlin continue normally pending conclusion of the Guatemalan government's administrative process which was prompted by precautionary measures issued by the Inter-American Commission on Human Rights (IACHR). Goldcorp strongly believes the IACHR's action is based on environmental allegations that are demonstrably without merit. The government's responses to the IACHR expressly confirm that studies conducted by the Ministry of Energy and Mines, the Ministry of Health and Social Welfare, and the Ministry of Environment and Natural Resources in Guatemala demonstrate there is no evidence of pollution or ill effects to public health or the environment as a result of operations at Marlin. On May 3, 2011, Goldcorp and Montana published a second update on the implementation of the Human Rights Assessment that was published in May 2010. This update and the other HRA documents are available on the Company's website at www.goldcorp.com/corporate_responsibility/reports/. In addition, among the other significant initiatives undertaken by the Government of Guatemala and supported by Goldcorp are the initiation of a mesa de dialogo (roundtable discussion) with participation by representatives of the Municipalities of San Miguel Ixtahuacán and Sipacapa, the national government, and Goldcorp; the confirmation of Guatemala's acceptance as a candidate country by the Extractive Industries Transparency Initiative; and Guatemala's issuance of a proposed regulation to implement a consultation process with indigenous people in compliance with Convention 169 of the International Labor Organization. The Company expects that normal operations at the Marlin mine will continue as the government continues to engage with the IACHR.

Industry-Best Project Pipeline Advances

At the Cerro Negro project in Argentina, recently announced results from an updated feasibility study and a new development plan have detailed a more than doubling of the plant throughput to 4,000 tonnes per day, contributing to an average of 550,000 ounces of gold production per year over the first five full years. Average cash costs during the first five years of production are expected to be less than $200 per ounce of gold. Based only on existing reserves, annual gold production is expected to average 340,000 ounces per year at cash costs of approximately $290 per ounce over a 12-year mine life. The mining of multiple veins creates significant flexibility for optimization of the mine plan as additional reserves are developed.

The Eureka, Mariana Central and Mariana Norte veins will comprise the initial sources of production at Cerro Negro. Development of the decline at the Eureka vein has already been advanced to more than 900 metres. The declines at Mariana Central and Mariana Norte are expected to commence construction in the fourth quarter of 2011 following the issuance of necessary permits. Exploration drilling continues, with a total of 10 drill rigs expected on site during the second quarter.

At the Pueblo Viejo project in the Dominican Republic construction continues advancing with first production expected in the first quarter of 2012. Overall construction is 55% complete and about 80% of the pre-production capital budget of $3.3 - $3.5 billion (100% basis) has been committed. The environmental permits for temporary power sources, necessary for commissioning to commence in Q4 2011, were secured during the quarter. Two of the four autoclaves have been brick-lined in preparation for operation. About 85% of the planned concrete has been poured, approximately 85% of the steel has been erected and more than 3.2 million tons of ore have been stockpiled. Work continues toward achieving key milestones including the connection of power to the site.

At the Éléonore project in Quebec, the advanced exploration activities continue. A new mine plan provides for doubling the plant throughput to 7,000 tonnes per day starting in 2017 with gold production averaging approximately 600,000 ounces per year over 15 years. Initial gold production is scheduled to start in the fourth quarter of 2014. Life-of-mine cash costs are expected to be below $400 per ounce and the total capital cost to full production is approximately $1.4 billion. During the first quarter of 2011, over 12,000 metres of surface diamond drilling was completed. The program was designed to better define the mineralized zones between the 400 and 650 metre levels below surface where the first levels of the mine will be developed and to convert inferred resources into measured and indicated resources. At quarter end, the 725 metre deep exploration shaft had reached a depth of 200 metres below surface and is expected to reach its target depth in the second quarter of 2012. The project is expected to receive final clearance to commence construction with the receipt of the Environmental and Social Impact Assessment (ESIA) permit in the third quarter of 2011.

Following the completion of a scoping study at Cochenour, full-scale development of this project is underway. Ore from Bruce Channel will be transported via the high speed haulage drift and processed at Red Lake's existing Campbell milling facilities at a rate of approximately 1,500 tonnes per day. Estimated life-of-mine gold production is expected to average between 250,000 – 275,000 ounces per year over an approximate 20-year mine life at total cash costs below $350 per ounce. In the first quarter, work advanced on the upgrade and expansion of the Cochenour shaft and development of the high speed haulage drift. Exploration drilling is ramping up on surface with four drills working on delineating and expanding the resource at Cochenour.

Exploration and development work continued at Camino Rojo an advanced-stage district exploration project near Peñasquito. A total of 20,300 metres were drilled from five rigs. Shallow RAB-style drilling has expanded the known extent of the prospective, hydrothermally altered rocks for 1.5 kilometres east of the Represa resource, beneath post-mineral cover.

At the El Morro project, approval of the Environmental Impact Assessment (EIA) was received on March 14, 2011 which authorizes El Morro, upon receipt of the required sectoral permits, to build the mine and facilities as presented in the EIA submitted in late 2008. Studies are ongoing to evaluate the optimum configuration of the plant and facilities including an assessment of any resulting impacts to costs and schedule. An update to the feasibility study will be completed in the third quarter and any changes will be incorporated into that study.

This release should be read in conjunction with Goldcorp's first quarter 2011 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investors" section under "Financials".

A conference call will be held on May 5, 2011 at 10:00 a.m. (PDT) to discuss the first quarter results. Participants may join the call by dialing toll free 1-866-223-7781 or 1-416-340-8018 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until June 5, 2011 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside

Canada and the US. Pass code: 2100211. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

(1) The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production cash costs.

Commencing in 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices of $1,250 per ounce of gold, $20 per ounce of silver, $3.25 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc, rather than realized sales prices. Using actual realized sales prices, the co-product total cash costs would be $492 per gold ounce for the three months ending March 31, 2011. Refer to page 34 for a reconciliation of total cash costs to reported production costs.

(2) Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 35 of the 2011 first quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.

(3) Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests and deposits on mining expenditures from net cash provided by operating activities of continuing operations. Refer to page 35 of the 2011 first quarter MD&A for a reconciliation of free cash flow.

(4) The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted)	Q1'11
Revenues per Financial Statements	$1,216
Treatment and refining charges on concentrate sales	$30
By-product silver and copper sales and other	($373)
Gold revenues	$874
Divided by ounces of gold sold	627,300
Realized gold price per ounce	$1,394
Deduct total cash costs per ounce of gold sold[1]	($188)
Margin per gold ounce	$1,206

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share and per ounce amounts)

	Three Months Ended March 31	
	2011	2010
Revenues	**$1,216**	$718
Gold produced (ounces)	**637,600**	600,100
Gold sold (ounces)	**627,300**	544,200
Copper produced (thousands of pounds)	**21,384**	35,282
Copper sold (thousands of pounds)	**21,387**	24,499
Silver produced (ounces)	**6,143,400**	3,332,500
Silver sold (ounces)	**5,911,000**	1,290,100
Lead produced (thousands of pounds)	**36,529**	11,791
Lead sold (thousands of pounds)	**31,395**	-
Zinc produced (thousands of pounds)	**55,564**	17,463
Zinc sold (thousands of pounds)	**59,524**	-
Average realized gold price (per ounce)	**$1,394**	$1,111
Average London spot gold price (per ounce)	**$1,386**	$1,109
Average realized copper price (per pound)	**$4.27**	$3.58
Average London spot copper price (per pound)	**$4.38**	$3.29
Average realized silver price (per ounce)	**$28.91**	$17.24
Average London spot silver price (per ounce)	**$31.86**	$16.93
Average realized lead price (per ounce)	**$1.21**	-
Average London spot lead price (per ounce)	**$1.18**	$1.01
Average realized zinc price (per ounce)	**$1.07**	-
Average London spot zinc price (per ounce)	**$1.09**	$1.04
Total cash costs – by-product (per gold ounce)	**$188**	$323
Total cash costs – co-product (per gold ounce)	**$504**	$436

Production Data:

		2011	2010
Red Lake gold mines :	Tonnes of ore milled	**210,600**	211,500
	Average mill head grade (grams per tonne)	**29**	27
	Gold ounces produced	**186,100**	181,200
	Total cash cost per ounce – by-product	**$322**	$298
Porcupine mines :	Tonnes of ore milled	**1,010,300**	1,020,200
	Average mill head grade (grams per tonne)	**2.02**	1.98
	Gold ounces produced	**59,800**	62,100
	Total cash cost per ounce – by-product	**$733**	$654
Musselwhite mine :	Tonnes of ore milled	**350,200**	334,500
	Average mill head grade (grams per tonne)	**6.22**	5.85
	Gold ounces produced	**67,300**	61,300
	Total cash cost per ounce – by-product	**$621**	$681

SUMMARIZED FINANCIAL RESULTS (Cont.)
(in millions of United States dollars, except per share and per ounce amounts)

		Three Months Ended March 31	
		2011	2010
Production Data (Cont.):			
Peñasquito :	Tonnes of ore mined	**13,859,300**	-
	Tonnes of waste removed	**31,048,200**	-
	Tonnes of ore milled	**7,937,200**	-
	Average head grade (grams per tonne) - gold	**0.31**	-
	Average head grade (grams per tonne) - silver	**23.51**	-
	Average head grade (%) – lead	**0.32**	-
	Average head grade (%) – zinc	**0.53**	-
	Gold ounces produced	**57,600**	-
	Silver ounces produced	**4,374,400**	-
	Lead (thousands of pounds) produced	**36,500**	-
	Zinc (thousands of pounds) produced	**55,600**	-
	Total cash cost per ounce – by-product	**($1,488)**	-
	Total cash cost per ounce – co-product	**$671**	-
Los Filos mine :	Tonnes of ore mined	**6,016,300**	6,731,200
	Tonnes of waste removed	**9,468,100**	8,241,200
	Tonnes of ore processed	**6,034,000**	7,021,300
	Average grade processed (grams per tonne)	**0.75**	0.60
	Gold ounces produced	**94,600**	72,100
	Total cash cost per ounce – by-product	**$427**	$412
El Sauzal mine :	Tonnes of ore mined	**520,100**	692,600
	Tonnes of waste removed	**1,498,200**	1,613,700
	Tonnes of ore milled	**525,800**	488,600
	Average mill head grade (grams per tonne)	**1.53**	2.31
	Gold ounces produced	**24,500**	33,700
	Total cash cost per ounce – by-product	**$499**	$352
Marlin mine :	Tonnes of ore milled	**373,200**	470,700
	Average mill head grade (grams per tonne) - gold	**6.91**	4.78
	Average mill head grade (grams per tonne) - silver	**166**	109
	Gold ounces produced	**77,800**	68,900
	Silver ounces produced	**1,769,000**	1,254,300
	Total cash cost per ounce – by-product	**($324)**	$109
	Total cash cost per ounce – co-product	**$330**	$330
Alumbrera mine : [1]	Tonnes of ore mined	**990,200**	2,260,900
	Tonnes of waste removed	**4,936,500**	5,974,200
	Tonned of ore milled	**3,396,000**	3,514,100
	Average mill head grade (grams per tonne) - gold	**0.45**	0.51
	Average mill head grade (%) - copper	**0.39%**	0.54%
	Gold ounces produced	**34,100**	41,300
	Copper (thousands of pounds) produced	**21,400**	35,300
	Total cash cost per ounce – by-product	**($232)**	($961)
	Total cash cost per ounce – co-product	**$862**	$536

(1) Goldcorp's interest – 37.5%

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share and per ounce amounts)

		Three Months Ended March 31	
		2011	2010
Production Data (Cont.):			
Marigold mine : [1]	Tonnes of ore mined	**2,033,200**	1,959,800
	Tonnes of waste removed	**6,490,700**	6,462,900
	Tonnes of ore processed	**2,033,200**	1,959,800
	Average grade processed (grams per tonne)	**0.54**	0.65
	Gold ounces produced	**22,500**	30,500
	Total cash cost per ounce – by-product	**$785**	$507
Wharf mine :	Tonnes of ore mined	**606,000**	883,700
	Tonnes of ore processed	**574,300**	783,900
	Average grade processed (grams per tonne)	**0.65**	0.86
	Gold ounces produced	**13,300**	18,300
	Total cash cost per ounce – by-product	**$898**	$562
Financial Data:			
Cash provided by operating activities of continuing operations		**$586**	$282
Earnings from continuing operations attributable to shareholders of Goldcorp Inc.		**$651**	$232
Net earnings attributable to shareholders of Goldcorp Inc.		**$651**	$247
Earnings from continuing operations per share - basic		**$0.82**	$0.32
Net earnings per share - basic		**$0.82**	$0.34
Adjusted net earnings per share - basic		**$0.50**	$0.22
Weighted average number of shares outstanding (000's)		**798,462**	733,760

(1) Goldcorp's interest – 66.67%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts - Unaudited)

		Three Months Ended March 31		
		2011		2010
Revenues	$	**1,216**	$	718
Mine operating costs				
Production costs		**(451)**		(286)
Depreciation and depletion		**(164)**		(126)
		(615)		(412)
Earnings from mine operations		**601**		306
Exploration and evaluation costs		**(12)**		(14)
Share of net earnings and losses of associates		**2**		-
Corporate administration		**(58)**		(36)
Earnings from operations		**533**		256
Gain on disposition of securities		**320**		-
Gains (losses) on derivatives, net		**(57)**		66
Loss on disposition of mining interest		**-**		(19)
Finance costs		**(6)**		(8)
Other income (expenses)		**22**		(12)
Earnings from continuing operations before taxes		**812**		283
Income taxes		**(161)**		(51)
Net earnings from continuing operations		**651**		232
Net earnings from discontinued operations		**-**		15
Net earnings	$	**651**	$	247
Net earnings from continuing operations attributable to:				
Shareholders of Goldcorp Inc.	$	**651**	$	232
Non-controlling interests		**-**		-
	$	**651**	$	232
Net earnings attributable to:				
Shareholders of Goldcorp Inc.	$	**651**	$	247
Non-controlling interests		**-**		-
	$	**651**	$	247
Net earnings per share from continuing operations				
Basic	$	**0.82**	$	0.32
Diluted		**0.81**		0.27
Net earnings per share				
Basic	$	**0.82**	$	0.34
Diluted		**0.81**		0.29

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars - Unaudited)

	Three Months Ended March 31	
	2011	2010
Operating Activities		
Net earnings from continuing operations	$ **651**	$ 232
Adjustments for:		
Reclamation expenditures	**(4)**	(6)
Gain on disposition of securities	**(320)**	-
Loss on disposition of mining interest	**-**	19
Items not affecting cash		
Depreciation and depletion	**164**	126
Share of net earnings and losses of associates	**(2)**	-
Share-based compensation expense	**22**	10
Unrealized losses (gains) on derivatives, net	**49**	(68)
Accretion of reclamation and closure cost obligations	**3**	4
Deferred income tax recovery	**(100)**	(127)
Other	**-**	8
Change in working capital	**123**	84
Net cash provided by operating activities of continuing operations	**586**	282
Net cash provided by operating activities of discontinued operations	**-**	19
Investing Activities		
Acquisitions, net of cash acquired	**-**	(797)
Expenditures on mining interests	**(346)**	(281)
Deposits on mining interest expenditures	**(6)**	(17)
Repayment of capital investment in Pueblo Viejo	**64**	-
Proceeds from disposition of mining interests, net	**-**	47
Income taxes paid on disposition of Silver Wheaton shares	**-**	(149)
Proceeds from sale of securities, net	**519**	-
Interest paid	**(9)**	-
Other	**(10)**	(5)
Net cash provided by (used in) investing activities of continuing operations	**212**	(1,202)
Net cash used in investing activities of discontinued operations	**-**	(4)
Financing Activities		
Debt borrowings	**-**	600
Debt repayments	**-**	(150)
Common shares issued, net of issue costs	**11**	6
Dividends paid to shareholders	**(75)**	(33)
Net cash provided by (used in) financing activities of continuing operations	**(64)**	423
Effect of exchange rate changes on cash and cash equivalents	**(10)**	-
Increase (decrease) in cash and cash equivalents	**724**	(482)
Cash and cash equivalents, beginning of period	**556**	875
Cash and cash equivalents, end of period	$ **1,280**	$ 393

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars - Unaudited)

	At March 31 2011	At December 31 2010	At January 1 2010
Assets			
Current assets			
Cash and cash equivalents	$ 1,280	$ 556	$ 875
Accounts receivable	387	444	279
Inventories and stockpiled ore	454	397	349
Notes receivable	64	64	-
Asset held for sale	-	-	57
Other	92	115	95
	2,277	1,576	1,655
Mining interests			
Owned by subsidiaries	23,573	23,499	16,731
Investments in associates	1,305	1,251	565
	24,878	24,750	17,296
Goodwill	762	762	762
Investments in securities	324	924	388
Note receivable	47	47	-
Deposits on mining interest expenditures	8	6	87
Other	125	122	116
Total assets	$ 28,421	$ 28,187	$ 20,304
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 506	$ 561	$ 392
Income taxes payable	337	224	184
Current derivative liabilities	101	97	11
Other	31	28	49
	975	910	636
Deferred income taxes	5,828	5,978	3,897
Long-term debt	705	695	656
Non-current derivative liabilities	367	328	303
Provisions	342	354	298
Non-current income taxes payable	129	102	48
Other	60	54	40
Total liabilities	8,406	8,421	5,878
Equity			
Shareholders' equity			
Common shares, stock options and restricted share units	16,438	16,407	13,463
Investment revaluation reserve	102	460	137
Retained earnings	3,262	2,686	775
	19,802	19,553	14,375
Non-controlling interests	213	213	51
Total equity	20,015	19,766	14,426
Total liabilities and equity	$ 28,421	$ 28,187	$ 20,304